UNDERTAKING AND AGREEMENT
TO ADVANCE EXPENSES

THIS UNDERTAKING and AGREEMENT is made and entered into this 14th day of December, 1994 by and between WORLD MONEY MANAGERS, a limited partnership (“Indemnitee”) and PERMANENT PORTFOLIO FAMILY OF FUNDS, INC., a Maryland Corporation (the “Fund”), with reference to the following facts:

        A.     Indemnitee is Investment Advisor of the Fund.

        B.     Indemnitee has received a letter from the San Francisco District Office of the United States Securities and Exchange Commission (the “SEC”), in connection with a proceeding styled In the Matter of World Money Managers (CA-730) (the “Proceeding”), which states that said office has decided to recommend to the Commission that it authorize the filing of a civil action and the institution of a public administrative proceeding against Indemnitee for alleged violations of the Investment Company Act of 1940 (the “Act”).

        C.     The Proceeding arises by reason of Indemnitee’s services as Investment Advisor to the Fund.

        D.     Pursuant to Article VIII of its Bylaws the Fund is permitted, and under certain circumstances is required, to indemnify directors, officers and agents of the Fund against reasonable expenses incurred by them in connection with proceedings arising by reason of their services to the Fund, unless it is established that the act or omission which is the basis of the proceeding was committed in bad faith or with willful misfeasance, gross negligence or reckless disregard of duties (“Disabling Conduct”).

        E.     Pursuant to said Article VIII, the Fund is authorized to advance reasonable attorney’s fees or other expenses incurred by a director, officer or agent of the Fund in defending such a proceeding upon the undertaking by the Indemnitee to repay the advance unless it is ultimately determined that the Indemnitee is entitled to indemnification.

        F.     Pursuant to said Article VIII, it is a condition to the Fund’s authorization to advance reasonable attorney’s fees and other expenses that a majority of a quorum of directors who are neither “interested persons” of the Fund, as defined in the Act, nor parties to the proceeding shall have determined, based on a review of the readily available facts, that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

        G.     In a written determination dated September 23, 1994, the Legal Affairs Committee of the Fund has made a determination that there is reason to believe that Indemnitee has committed no Disabling Conduct and that indemnification of Indemnitee with respect to the Proceeding is proper.

        NOW THEREFORE, in consideration of the premises and the mutual convenants and conditions hereinafter contained, the parties agree as follows:

I
ADVANCE OF EXPENSES

        1.1    Advance or Reimbursement. The Fund agrees to pay directly on behalf of Indemnitee, or to reimburse Indemnitee, for reasonable attorney’s fees, court costs, transcript costs and other expenses incurred by Indemnitee in connection with the Proceeding, including and without limitation any expenses of establishing or determining Indemnitee’s right to indemnification.

        1.2    Procedure. Indemnitee shall submit to the Fund claims for payment or reimbursement hereunder accompanied in each case by a reasonably itemized statement of expenses. Such expenses shall be subject to the reasonable approval of the Treasurer and legal counsel to the Fund.

        1.3    Representation of Indemnitee. Indemnitee, by the execution hereof, and by the submission of each request for payment or reimbursement hereunder, hereby represents and affirms to the Fund Indemnitee’s good faith belief that Indemnitee has undertaken no Disabling Conduct and that the standard of conduct for indemnification by the Fund as authorized in the By-Laws of the Fund has been met.

        1.4    Repayment. Indemnitee undertakes and agrees to repay to the Fund all amounts paid or reimbursed on behalf of Indemnitee hereunder if it shall ultimately be determined that Indemnitee is not entitled to indemnification under the By-Laws of the Fund. All such amounts shall be repaid with interest at the legal rate within thirty (30) days of demand of the Fund based on a final determination that the standard of conduct necessary for indemnification has not been met.

        1.5    Cooperation. The Fund shall have the right, without prejudice to Indemnitee’s rights hereunder, at its sole expense, to be represented by counsel of its own choosing and with whom counsel for Indemnitee shall confer in connection with the defense of the Proceeding. Indemnitee agrees to make available to the Fund and its counsel and accountants, all books and records of Indemnitee relating to the Proceeding and the parties agree to render to each other such assistance as may reasonably be requested in order to insure the proper and adequate defense of the Proceeding, provided, however that no such disclosure shall be required of matters subject to the attorney-client privilege.

        1.6    Mutual Acknowledgment. Both the Fund and Indemnitee acknowledge that the Act and regulations promulgated thereunder by the SEC which may from time to time change (possibly with retroactive effect), or applicable public policy may in the future prohibit the Fund from advancing funds to or indemnifying Indemnitee under this Agreement, the By-Laws of the Fund or otherwise. Indemnitee further understands and acknowledges that the Fund may be required to undertake with the SEC to submit the question of indemnification to a court in certain circumstances for a determination of the Fund’s right under public policy to indemnify Indemnitee.

II
MISCELLANEOUS

        2.1    Continuation. The indemnification and advance of expenses by the Fund to Indemnitee provided for under this Agreement shall survive and continue until the Proceeding shall in all respects have become final notwithstanding the termination of Indemnitee as an officer, director, employee or other agent of the Fund.

        2.2    Successors and Assigns. This Agreement shall be binding upon the Fund and its successors and assigns, and shall inure to the benefit of Indemnitee and Indemnitee’s estate, heirs, legal representatives and assigns.

        2.3    Notices. All notices, requests and other communications hereunder shall be in writing, and shall be delivered by courier or other means of personal service, or sent by facsimile or mailed first class, postage prepaid, by certified mail, return receipt requested, in all cases addressed to:

Indemnitee:	Terry Coxon, General Partner World Money Managers 625 Second Street, Suite 102 Petaluma, CA 94952

Fund:	Permanent Portfolio Family of Funds, Inc. 625 Second Street, Suite 102 Petaluma, CA 94952

with a copy to:	Robert B. Martin, Jr., Esq. Martin & Hudson 625 Second Street, Suite 102 Petaluma, CA 94952

All notices, requests and other communications shall be deemed given on the date of actual receipt or delivery as evidenced by written receipt, acknowledgment or other evidence of actual receipt or delivery to the address.

        2.4    Consents to Jurisdiction. Any and all legal proceedings to enforce this Agreement, whether in contract, tort, equity or otherwise, shall be brought in the state or federal courts sitting in or having jurisdiction over Sonoma County, California, the parties hereto hereby waiving any claim or defense that such forum is not convenient or proper. The Fund and Indemnitee each hereby agrees that any such court shall have in personam jurisdiction over it, consents to service of process in any manner by California law, and agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner specified by law.

        2.5    Choice of Law. This Agreement shall be governed by and its provisions construed in accordance with the laws of the State of California as applied to contracts between California residents entered into and to be performed entirely within California, provided, however that the obligations of the Fund to advance expenses shall be interpreted under the laws of the State of Maryland but in all events consistent with the Act and any Regulations promulgated thereunder.

        2.6    Titles. The section and subsection headings contained herein are for reference purposes only and shall not in any way affect the meaning and interpretation of this Agreement.

        2.7    Severability. In the event that any provision or any portion of any provision of this Agreement shall be held invalid, illegal or unenforceable under applicable law, the remainder of this Agreement shall remain valid and enforceable in accordance with its terms.

        2.8    Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

        2.9    Attorneys’ Fees. In any dispute or controversy arising out of this Agreement, the prevailing party shall be entitled to reimbursement of its costs, including costs of the proceeding and attorneys’ fees and costs.

        2.10    Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the parties hereto any legal or equitable claim, right or remedy; rather, this Agreement is intended to be for the sole and exclusive benefit of the parties hereto.

IN WITNESS WHEREAS, the parties have executed this undertaking the date first set forth above.

“INDEMNITEE” WORLD MONEY MANAGERS

By	/s/ Terry Coxon

Terry Coxon, General Partner

“THE FUND” PERMANENT PORTFOLIO FAMILY OF FUNDS, INC.

By	/s/ Terry Coxon

Terry Coxon, President